Exhibit 99.1

Hexindai Signs Investor Insurance Coverage Agreement with Shanxi Zhengxuan Finance Guarantee

BEIJING, Jan. 18, 2019 /PRNewswire/ — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced that it signed a cooperation agreement on November 19, 2018 with Shanxi Zhengxuan Finance Guarantee Co., Ltd. (“Shanxi Zhengxuan”), which is controlled by the State-owned Assets Supervision and Administration Commission of the State Council (SASAC), to provide investors on the Company’s platform with insurance coverage that protects them against the potential default risk of non-paying borrowers (the “Cooperation Agreement”).

Starting from December 1, 2018, all new loans facilitated on Hexindai’s marketplace have required borrowers to obtain insurance through Shanxi Zhengxuan. Borrowers pay 4.5% and 0.5% of the principal amount to Shanxi Zhengxuan as insurance policy premium and service fee, respectively. If a default were to occur, Shanxi Zhengxuan will compensate the investor with an amount up to the loan residual principal and three months of accrued interest, in accordance with the terms and conditions of the Cooperation Agreement and the agreements between the borrowers and Shanxi Zhengxuan. Shanxi Zhengxuan files its default information with the Credit Reference Center, the People’s Bank of China (CCRC), which is an independent credit information service provider under the People’s Bank of China. The Center’s mandate is to establish, operate and maintain a national centralized commercial and consumer credit reporting system. We believe that borrowers generally do not want to build a negative credit record on a national register and therefore its partnership with Shanxi Zhengxuan could also help to deter fraud and defaults to some extent.

On January 14, 2019, the China Banking and Insurance Regulatory Commission (CBIRC”) issued a public report stating that it was imposing certain regulatory measures on Changan Insurance, the Beijing-based property and liability insurance company that had previously been providing liability insurance coverage to investors on Hexindai’s platform, because Changan Insurance did not meet certain solvency and risk measures. Changan Insurance has been barred from writing new insurance policies, other than some automobile and liability insurance policies, and setting up new branches until it increases its capital.

Mr. Xinming Zhou, Chief Executive Officer of Hexindai, commented, “Our management team is constantly seeking ways to improve user experience, expand confidence in our platform among both borrowers and investors, and create redundancies to protect against unforeseen events. We started discussions with Shanxi Zhengxuan because we recognized that there were growing risks in the market. We wanted to both diversify insurance providers on our platform and add a second option so that our users would have greater choice.

When we learned that Changan Insurance was facing challenges, we were pleased that Shanxi Zhengxuan was able to provide coverage for all new loans facilitated on our platform and that our constant focus on risk mitigation was paying off. We believe that the coverage that investors receive from Shanxi Zhengxuan will help strengthen confidence in our platform, especially in the current turbulent market environment.”

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China by matching them with investors seeking various types of investment products with appropriate risk levels and risk-adjusted returns. Hexindai’s strong online and offline user acquisition capabilities combined with an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and an insurance company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize faster growth in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please visit http://ir.hexindai.com/

For investor inquiries, please contact:

Hexindai

Ms. Daisy Wang

Tel: +86-10-5380-6196

Email: ir@hexindai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com